January 23, 2009

VIA EDGAR

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-0410

Re:	Tessera Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the Quarterly Period Ended September 28, 2008
File No. 000-50460

Dear Ms. Tillan:

We have received your letter dated December 30, 2008, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934 as amended. Our responses to comments #5 to #12 related to accounting matters are provided below. As previously agreed, we will provide responses to comments #1 to #4 on or before February 9, 2009. Each comment is restated in italics with our response to the comment following immediately after.

Form 10-K for the Fiscal Year ended December 31, 2007

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-3

5. Please tell us how you evaluated Rule 5-03(b)(1) and (2) in determining to combine revenues from sales of products and revenues from services on your Statements of Operations.

Response: The Company has evaluated Rule 5-03(b) of Regulation S-X, which specifies that each class of revenues which is not more than 10 percent of the sum of the items may be combined with another class. The revenue for the Company derived from services was 6% and 8% of total revenue in 2007 and 2006, respectively, which is less than 10% of total revenue and therefore the revenue and cost of revenues have been combined with other revenues and cost of revenues, respectively, as allowed by Rule 5-03(b) of Regulation S-X.

3025 Orchard Dr. — San Jose, CA 95134 — Phone 1 (408) 321.6000 — Fax 1 (408) 321.8257

US Securities and Exchange Commission

January 23, 2009

6. You disclose that “[w]hile the majority of [y]our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions.” For major contracts or groups of similar contracts, please tell us and disclose in future filings the essential terms, including payment terms and unusual provisions or conditions.

Response: The Company’s standard business terms and conditions include non-refundable and non-cancellable payment terms with no warranties or return rights. The Company’s non-standard significant business terms and conditions are related to extended payment terms. The Company confirms that it will revise its disclosures regarding contract terms to read substantially as follows (a copy of the complete revenue recognition policy is included herein as Appendix A):

While the majority of the Company’s revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. The non-standard significant business terms and conditions are included in certain software and license agreements and are related to extended payment terms beyond 60 days. For such agreements, revenue is deferred until payment is due and collectability is probable and/or reasonably assured based on customer credit worthiness and past history of collection. When collectability is not considered probable, revenue is deferred until collection.

7. You disclose that you enter into multiple element arrangements. For multiple-element arrangements, please tell us and disclose the following in future filings:

•	Describe the nature of such arrangements, including performance-, cancellation-, termination-, or refund-type provisions

•	Identify contract elements permitting separate revenue recognition, and describe how they are distinguished.

•	Explain how contract revenue is allocated among elements.

•	Disclose when revenue is recognized for each of the separate elements in the arrangement.

Response: The Company confirms that it will revise its disclosures regarding multiple-element arrangements to read substantially as follows (a copy of the complete revenue recognition policy is included herein as Appendix A):

In addition, the Company may enter into certain sales transactions that involve multiple element arrangements such as software licenses, design and technical services with no rights of return. The Company recognizes each element separately when it meets the criteria outlined in Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” If the Company can objectively determine the fair value of each element, revenue is allocated based on the residual method where the fair value of any undelivered elements is deferred, and recognized upon delivery or over the period in which the service is performed. If the Company cannot objectively determine the fair value of any undelivered elements included in a multiple-element arrangement, revenue is deferred until all elements are delivered and/or services have been performed, or until the Company can objectively determine the fair value of all remaining undelivered elements.

US Securities and Exchange Commission

January 23, 2009

8. You disclose that you “enter into arrangements to purchase goods and/or services from certain customers.” Please tell us about the nature of these arrangements and tell us and disclose in future filings how you accounted for them and tell us why. Cite the accounting literature upon which you relied. Please also quantify the significance of these revenues for the periods presented (including the nine months ended September 30, 2008)

Response: The Company confirms that it will revise its disclosures regarding goods/services purchased from certain customers to read substantially as follows (a copy of the complete revenue recognition policy is included herein as Appendix A):

The Company enters into arrangements to purchase goods and/or services from certain customers and accounts for these transactions under the provisions of Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer.” The Company has entered into arrangements to purchase goods and/or services from customers where the Company (i) provides marketing incentives to a customer in exchange for the customer’s marketing effort to promote the Company’s technologies, (ii) engages a customer to perform product development and research services and (iii) purchases goods from customers through standard business operations. If the Company cannot objectively determine the fair value of the benefits derived from these services and if such services cannot be separated from the underlying technologies licensed, then such services are reflected as a reduction of revenue in the Company's consolidated statement of operations.

The following summarizes the payments made to customers under these arrangements for the periods requested, in thousands:

Fiscal period	Offset to revenue under these arrangements	Not offset to revenue under these arrangements
2005	$23	$201
2006	$488	$530
2007	$1,789	$672
Nine months ended September 30, 2008	$2,448	$259

Note 7 – Business Combinations, page F-17

9. We note that you allocated $300,000 of the Eyesquad purchase price to assembled workforce. Please tell us how you determined that assembled workforce was a separately identified intangible asset in accordance with paragraph 39 of SFAS 141 which states “an assembled workforce shall not be recognized as an intangible asset apart from goodwill.”

Response: In accordance with Emerging Issues Task Force (“EITF”) 98-3, “Determining Whether a Non Monetary Transaction Involves Receipt of a Productive Asset or a Business” and SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company determined that the Eyesquad purchase was an asset purchase, not a business combination. The Company determined that as an asset purchase paragraph 39 of SFAS 141 was not applicable to the Eyesquad acquisition. The Company had included the following disclosure within its consolidated financial statements: “The Company accounted for this transaction as an asset acquisition in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” and Emerging Issue Task Force (“EITF”) 98-3, “Determining Whether a Non Monetary Transaction Involves Receipt of a Productive Asset or a Business.” The Company acknowledges that the disclosure of the Eyesquad acquisition under “Business Combinations” when the acquisition is in fact not a business combination could be confusing. Accordingly, in future filings, the Company will change the heading from “Business Combinations” to read “Business Combinations and Asset Acquisitions” and to add subtitles to identify business combinations and asset acquisitions separately.

US Securities and Exchange Commission

January 23, 2009

Note 11 – Stock-based Compensation, page F-25

10. We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including risk free interest rate and expected life. Refer to the guidance in paragraph A240-242 of SFAS 123(R) and SAB Topic 14.

Response: The Company confirms that it will include an explanation of the determination of the assumptions used in the Black-Scholes option pricing model to read substantially as follows:

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of stock-based awards. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. The Company’s determinations of these assumptions are outlined below.

Expected life - The expected life assumption is based on analysis of our historical employee exercise patterns. The expected life of options granted under the ESPP represents the amount of time remaining in the 24-month offering period ranging from 0.5 to 2 years.

Volatility - Volatility is calculated using the historical volatility of the Company’s common stock. Historical volatility of the Company’s common stock is also utilized for ESPP. Prior to 2008, volatility was calculated based on the blended volatility approach consisting of a combination of the Company’s historical volatility and volatility of industry peers for the period in which the Company’s stock was not publically traded.

Risk-free interest rate - The risk-free interest rate assumption is based on the United States Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield - We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

Form 8-K filed October 30, 2008

11. We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP other income (loss) before taxes, and non-GAAP provision for income taxes, which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

Response: The Company confirms that it will remove the non-GAAP statements of operations format from all future filings and will disclose only those non-GAAP measures used by management with the appropriate reconciliations to the most directly compared GAAP measure. The Company has attached as Exhibit 1 to this letter a revised presentation. The non-GAAP measures are used by management to measure its operating performance. The non-GAAP measures have been made available to stockholders consistently in the past to provide transparency on how management manages the Company’s operating performance.

US Securities and Exchange Commission

January 23, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements, Page 3

Note 1. The Company and Basis of Presentation, page 6

12. You disclose that “[t]he current three-month period ended on Sunday, September 28, 2008” and “[f]or presentation purposes, the financial statements and notes have been presented as ending on the last day of the nearest calendar month.” Please revise your future filings to present your quarterly financial statements as of the actual quarter-end.

Response: The Company confirms that it will present quarterly financial statements as of the actual quarter-end. The Company would also like to advise you that it has elected to change its quarterly periods from 4-4-5 weeks to a calendar quarter starting in fiscal year 2009.

*********

As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the comments from the Staff. If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 321-6710. Comments may also be sent to the attention of the undersigned via facsimile at (408) 321-2903.

Sincerely,

/s/ Michael F. Anthofer
Michael F. Anthofer
Executive Vice President and Chief Financial Officer

US Securities and Exchange Commission

January 23, 2009

Appendix A

Revised footnote disclosure on revenue recognition with substantial revision in bold to indicate changes from the most recent filings:

Revenue recognition

The Company accounts for its revenues under the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” Financial Accounting Standard Board’s Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” AICPA Statement of Position 97-2, “Software Revenue Recognition” and any applicable amendments or modifications, and Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer”. The Company recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Royalty and license fees

Royalty and license fees revenues include revenues from license fees, royalty payments and royalty payments resulting from license compliance audits. Licensees typically pay a non-refundable license fee and revenues from license fees are generally recognized at the time the license agreement is executed by both parties. In some instances, the Company provides training to its licensees under the terms of the license agreement. The amount of training provided is limited and is incidental to the licensed technology. Accordingly, in instances where training is provided under the terms of a license agreement, a portion of the license fee is deferred until such training has been provided. The amount of revenues deferred is the estimated fair value of the services, which is based on the price the Company charges for similar services when they are sold separately. These revenues are reported as service revenues. Semiconductor manufacturers and assemblers pay on-going royalties on their production or shipment of semiconductors incorporating the Company’s intellectual property. Royalties under the Company’s royalty-based technology licenses are generally based upon either unit volumes of semiconductors shipped using the Company’s technology or a percent of the net sales price. Licensees generally report shipment information 30 to 60 days after the end of the quarter in which such activity takes place. Since there is no reliable basis on which the Company can estimate its royalty revenues prior to obtaining these reports from the licensees, the Company recognizes royalty revenues on a one-quarter lag. The Company also completes compliance audits of licensees to independently verify the accuracy of the information contained in the licensees’ royalty reports.

While the majority of the Company’s revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. The non-standard significant business terms and conditions are included in certain software and license agreements and are related to extended payment terms beyond 60 days. For such agreements, revenue is deferred until payment is due and collectability is probable and/or reasonably assured based on customer credit worthiness and past history of collection. When collectability is not considered probable, revenue is deferred until collection.

In addition, the Company may enter into certain sales transactions that involve multiple element arrangements such as software licenses, design and technical services with no rights of return. If the Company can objectively determine the fair value of each element, revenue is allocated based on the residual method where the fair value of any undelivered elements is deferred, and recognized upon delivery or over the period in which the service is performed. If the Company cannot objectively determine the fair value of any undelivered elements included in a multiple-element arrangement, revenue is deferred until all elements are delivered and/or services have been performed, or until the Company can objectively determine the fair value of all remaining undelivered elements.

US Securities and Exchange Commission

January 23, 2009

The Company has entered into arrangements to purchase goods and/or services from customers where the Company (i) provides marketing incentives to a customer in exchange for the customer’s marketing effort to promote our technologies and (ii) utilizes a customer to perform product development and research services, and (iii) purchases goods from customers through standard business operations. If the Company cannot objectively determine the fair value of the benefits derived from these services and if the such services cannot be separated from the underlying technologies licensed, such services are reflected as a reduction of revenue in the Company’s consolidated statement of operations. ~~As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) whether an arrangement exists; (2) how the arrangement consideration should be allocated among potential multiple elements; (3) when to recognize revenue on the deliverables; (4) whether all elements of the arrangement have been delivered; and (5) whether the Company receives a separately identifiable benefit from purchase arrangements with customers for which the Company can reasonably estimate fair value.~~

Past production payments

Past production payment revenues are license and royalty payments for the use of our technology or intellectual property in the past by new or existing licensees that make such payments as part of a settlement of a patent infringement dispute. Negotiation of such amounts could result from the Company’s resolution of an infringement claim or a claim against an existing licensee who has not paid royalties that it was obligated to pay under its license agreement with the Company. Past production payment revenues typically relate to previous periods and are based on historical production volumes.

These revenues are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable, there are no significant Company obligations and collectibility is reasonably assured. The Company does not recognize any revenues prior to execution of the agreement since there is no reliable basis on which the Company can estimate the amounts for royalties related to previous periods or assess collectibility.

Product and service revenues

Product and service revenues include sales of micro-optics products and engineering product development services. Product revenue principally consists of micro-optics products, which include the diffractive optical lens elements sold principally to the semiconductor photolithography industry, as well as other specialized optical elements sold for telecommunications and photonic applications. The Company recognizes revenue from product sales when fundamental criteria are met, such as title, risk and rewards of product ownership are transferred to the customer, price and terms are fixed and the collection of the resulting receivable is reasonably assured. Shipping terms are freight-on-board shipping point. Service revenue principally consists of engineering, assembly and infrastructure services, provided primarily to government agencies, which the Company believes accelerate the incorporation of the Company’s intellectual property into customers’ products and aid in the Company’s understanding of the electronic industry future packaging requirements. Revenues from services are recognized utilizing either the percentage-of-completion method or completed contract method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of total costs to complete the projects. If total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately. Revenues under the completed contract method are recognized upon acceptance by the customer or in accordance with the contract specifications. Revenues from services related to training are recognized when services are performed.

US Securities and Exchange Commission

January 23, 2009

For certain service arrangements, the Company utilizes the completed-contract and the percentage-of-completion methods of accounting for commercial and government contracts, dependent upon the type of the contract. The completed-contract method of accounting is used for fixed-fee contracts with relatively short delivery times. Revenues from fixed-fee and fixed-priced contracts are recognized upon acceptance of deliverables by the customer or in accordance with the contract specifications, assuming title and risk of loss has transferred to the customer, prices are fixed and determinable, no significant Company obligations remain, and collection of the related receivable is reasonably assured. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately. Revenues, including estimated earned fees, under cost reimbursement-type contracts are recognized as costs are incurred, assuming that the fee is fixed or determinable and collection is reasonably assured.

Claims made for amounts in excess of the agreed contract price are recognized only if it is probable that the claim will result in additional revenue and the amount of additional revenue can be reliably estimated.

US Securities and Exchange Commission

January 23, 2009

Exhibit 1

RECONCILIATION TO NON-GAAP INCOME (LOSS) FROM GAAP NET INCOME (LOSS)

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
GAAP Net Income (Loss)	$(5,357)	$11,182	$(3,047)	$32,136
Adjustments to GAAP net income:
Stock-based compensation - cost of revenues	92	425	345	1,722
Stock-based compensation - research, development and other related costs	2,457	712	5,571	1,831
Stock-based compensation - selling, general and administrative	4,046	3,247	10,966	9,659
Amortization of acquired intangibles - cost of revenues	766	423	2,126	1,267
Amortization of acquired intangibles - research, development and other related costs	1,677	1,264	4,777	3,206
Amortization of acquired intangibles - selling, general and administrative	459	201	1,249	605
Non-cash income tax expense (benefit)	(3,753)	7,609	1,059	21,016
Adjustment for acquired in-process research & development charge	—	—	2,500	—

Non-GAAP net income	$387	$25,063	$25,546	$71,442

Non-GAAP net income per common share - diluted	$0.01	$0.51	$0.52	$1.45

Weighted average number of shares used in per share calculations excluding the effects of 123R - diluted	49,154	49,016	49,277	49,127

Non-GAAP Financial Measures

The non-GAAP financial measures used by management and disclosed by the company exclude the income statement effects of non-cash tax expense, either one-time or ongoing non-cash acquired intangibles amortization charges, acquired in-process research and development, and all forms of stock-based compensation and the effects of 123R upon the number of diluted shares used in calculating non-GAAP earnings per share. Management believes that the non-GAAP measures used in this report provide investors with important perspectives into the company’s ongoing business performance.

The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.